Exhibit 99.1

GERDAU S.A. Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19 MATERIAL FACT In accordance with CVM Instructions 358/02 and 480/09, Gerdau S.A. (“Company”) hereby informs that, on August 6, it approved its investment plan for fiscal year 2019. In view of the current pace of investments, the capital expenditure estimate for 2019 was revised downwards from R$ 2.2 billion to R$ 1.8 billion. However, the capital expenditure estimate for the period 2019-21 remains unchanged, at R$ 7.1 billion. 2,637 2,599 2019E* 2020E* 2021E* General maintenanc e Ouro Branco Maintenance Technological expansion and updating *Estimated Information Gerdau S.A. informs that it will present the restated version of item 11 of its Reference Form in a timely manner, within the period envisaged in CVM Instruction 480, of December 7, 2009, as amended. The Company further clarifies that the data disclosed in this document are merely estimates, in other words, hypothetical information that in no way should be construed as a promise of performance. The projections presented are subject to market factors that are beyond the control of the Company, and as such may suffer further revisions. São Paulo, August 7, 2019 Harley Lorentz Scardoelli Executive Vice-President Investor Relations Officer 1,840 874 912 635 562 593 441 1,163 1,132 764